Exhibit 5

David L. Sokol

P.O. Box 4998

Jackson, WY 83001-4998

April 20, 2016

Middleburg Financial Corporation

Attention: Members of the Board of Directors

111 West Washington Street

Middleburg, Virginia 20117

Ladies and Gentlemen:

This letter follows my letter of March 31, 2016 to the Board of Directors of Middleburg Financial Corporation (“MBRG”) in which I urged the Board to establish a special committee of independent directors to initiate a process to explore strategic alternatives to enable MBRG’s shareholders to realize the full value of their investment in MBRG. Three weeks later, you have yet to share any information about the Board’s intentions, and I can only conclude that the Board has done nothing in hopes that this matter will go away. It will not. In fact, based on MBRG’s stock price since my earlier letter and the unprecedented trading volume in the stock, one must assume that other investors share my views.

Given the Board’s lack of responsiveness and apparent lack of initiative, I have engaged Barnes & Thornburg LLP, a large national law firm, and Donnelly Penman & Partners, an investment banking firm that specializes in bank-related M&A and capital market transactions, to assist me in realizing the intrinsic value of my investment in MBRG. I am convinced that maintaining the status quo or even seeking to grow through acquisitions under MBRG’s current leadership would not be in the best financial interests of its shareholders. In fact, I believe that there is no prospect that MBRG’s own growth initiatives can offset the negative market conditions impacting it and other community banks, including increased competition for customers, costly regulatory compliance and general economic uncertainties. I also believe that a failure to seriously explore strategic alternatives given the current favorable M&A market is inconsistent with the Board’s fiduciary duties to all shareholders.

An analysis of certain historic performance metrics clearly supports my conclusions. Between December 31, 2011 and December 31, 2015, MBRG has only grown its total assets from approximately $1.2 billion to $1.3 billion, which translates to a compounded annual growth rate of only 2.1%. Over that same period, MBRG’s net interest margin has declined to 3.27%, well below its peer averages. Perhaps most importantly to shareholders, MBRG’s return on average equity has only increased from 4.58% to 6.25% during this period, significantly less than its cost of capital. In the face of these metrics, it is incumbent upon the Board to communicate to its shareholders its thinking with respect to possible strategic alternatives.

I understand that MBRG has filed its proxy statement for the May 4, 2016 Annual Meeting of Shareholders although I have yet to receive my copy. In the absence of any meaningful developments, I will be forced to withhold my support of the re-election of the Board’s director slate at that meeting. As MBRG’s largest shareholder, I believe it is clear that MBRG has more value as part of a larger bank than on a standalone basis. If the Board believes that a status quo/go-it-alone plan will provide more value to shareholders it should make that plan and all of its assumptions available to shareholders. I look forward to a timely response.

Sincerely,

/s/ David L. Sokol

David L. Sokol